EXHIBIT 99.2

AC Immune SA

VOTE

Using a **black ink** pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas.

☒

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AC Immune SA - THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Reymond & Associés as independent proxy, and hereby authorizes it to represent and to vote, as directed below, all the Common shares of AC Immune SA that the undersigned is entitled to vote at the Annual General Meeting to be held at 2:30 P.M. Central European Time on June 24, 2022 at the Company's offices at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland. This proxy, when properly executed, will be voted as the undersigned directs herein. **If no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote "FOR" Agenda Items 1-6. If a new agenda item or a new proposal for an existing agenda item is put before the Annual General Meeting and no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote in accordance with the position of the Board of Directors. In order to assure that your votes are tabulated in time to be voted at the Annual General Meeting, you must submit your proxy card so that it is received by 8:30 AM, US Eastern Standard Time on June 24, 2022.**

A Proposals - The Board of Directors of the Company recommends that you vote your shares "FOR" Agenda Items 1-6.

Proposal	For	Against	Abstain
1. Approval of Statutory Annual Report for Year 2021			
1.1 Approval of 2021 Consolidated IFRS Financial Statements and 2021 Statutory Annual Report	☐	☐	☐
1.2. Advisory vote on the 2021 Compensation Report	☐	☐	☐
2. Appropriation of Loss	☐	☐	☐
3. Discharge of the Board of Directors and of the Executive Committee	☐	☐	☐
4. Compensation for the Members of the Board of Directors and the Executive Committee			
4.1 Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from 1 July 2022 to 30 June 2023	☐	☐	☐
4.2. Binding vote on Total Non-Performance-Related Compensation for Members of the Executive Committee from 1 July 2022 to 31 December 2022	☐	☐	☐
4.3. Binding vote on Total Variable Compensation for Members of the Executive Committee for the current Year 2022	☐	☐	☐
4.4. Binding vote on Equity for Members of the Executive Committee from 1 July 2022 to 31 December 2022	☐	☐	☐
4.5. Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the Calendar Year 2023	☐	☐	☐

5. Re-Elections

5.1. Re-elections to the Board of Directors

	For	Against	Abstain		For	Against	Abstain
5.1.a Douglas Williams as Member and Chairman	☐	☐	☐	5.1.b Monika Bütler	☐	☐	☐
5.1.c Alan Colowick	☐	☐	☐	5.1.d Tom Graney	☐	☐	☐
5.1.e Carl June	☐	☐	☐	5.1.f Werner Lanthaler	☐	☐	☐
5.1.g Andrea Pfeifer	☐	☐	☐	5.1.h Monica Shaw	☐	☐	☐
5.1.i Roy Twyman	☐	☐	☐				

5.2. Re-election of Members of the Compensation, Nomination & Corporate Governance Committee

	For	Against	Abstain		For	Against	Abstain
5.2.a Tom Graney	☐	☐	☐	5.2.b Roy Twyman	☐	☐	☐
5.2.c Douglas Williams	☐	☐	☐				

Please see reverse side for additional proposals and required signature.

1 U P X 5 4 3 3 1 7

03N900

Annual General Meeting of AC Immune SA

Dear Shareholders of AC Immune SA,

This document is your individualized Proxy Card to issue instructions to AC Immune SA's independent proxy.

Important notice: a personal attendance of the shareholders at the Annual General Meeting of AC Immune SA is not possible.

Based on article 27 of the Swiss Federal Council's "Ordinance 3 on Measures to Combat the Coronavirus (COVID-19)" of 19 June 2020, as subsequently amended, the Board of Directors of AC Immune SA resolved that shareholders (i) will not be able to attend the Annual General Meeting on June 24, 2022 in person and (ii) can exercise their rights at this Annual General Meeting exclusively through the independent proxy Reymond & Associés, represented by any of its attorneys, Avenue de la Gare 1, case postale 7255, 1002 Lausanne, Switzerland. Further organizational information on the Annual General Meeting can be found in the invitation to the Annual General Meeting.

The agenda and related information are included in the invitation to the Annual General Meeting.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via Internet or by making your choices on this proxy card and then signing, dating and mailing it, in all cases following the instructions in the invitation (see section "Organizational notes").

Sincerely,

AC Immune SA

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Card - AC Immune SA

	For	Against	Abstain
5.3. Re-election of PricewaterhouseCoopers SA (Pully) as statutory auditors	☐	☐	☐
5.4. Re-election of Reymond & Associés (Lausanne) as independent proxy	☐	☐	☐
6. Changes to the Articles of Association			
6.1 Authorized Share Capital	☐	☐	☐
6.2 Conditional Capital Increase for Bonds and Similar Debt Instruments	☐	☐	☐
6.3 Conditional Capital Increase for Employee Benefit Plans	☐	☐	☐

If a **new agenda item** or a **new proposal for an existing agenda item** is put before the meeting, **I/we hereby** authorize and **instruct the independent proxy** to vote as follows:

In accordance with the position of the Board of Directors ☐ Against new items and proposals ☐ Abstain ☐

B Non-Voting Items

Change of Address – Please print new address below.

Comments – Please print your comments below.

C Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

Date (mm/dd/yyyy) – Please print date below.   /   /

Signature 1 – Please keep signature within the box.

Signature 2 – Please keep signature within the box.